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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                              WHITEWING LABS, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   966245 10 2
                         ------------------------------
                                 (CUSIP Number)

                Richard B. Hadlow, Esq., 220 South Franklin St.,
                       Tampa, Florida 33602 (813) 224-9255
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 2001
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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CUSIP NO. 966245 10 2                   13D                   PAGE 2 OF 33 PAGES
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1.         Names of Reporting Persons. S.S. or I.R.S. Identification
             Nos. of Above Persons
           ACEIA, LLC
           ANDREW T. LIBBY, JR.
           STEPHEN M. DORSETT
           LAWRENCE BERMAN
           JERRY KATZ
           SUZAN ANDERSON
--------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of a Group              (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3.         SEC Use Only

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4.         Source of Funds
           WC

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5.         Check if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                           [ ]
--------------------------------------------------------------------------------

6.         Citizenship or Place of Organization
           ACEIA, LLC; DELAWARE
           ANDREW T. LIBBY, JR.; U.S.A.
           STEPHEN M. DORSETT; U.S.A.
           LAWRENCE BERMAN; U.S.A.
           JERRY KATZ; U.S.A.
           SUZAN ANDERSON; U.S.A.

--------------------------------------------------------------------------------

Number of Shares      7.   Sole Voting Power
Beneficially Owned         ACEIA, LLC; 3,875,000
by Each Reporting          ANDREW T. LIBBY, JR.*; -0-
Person With                STEPHEN M. DORSETT*; -0-
                           LAWRENCE BERMAN*; -0-
                           JERRY KATZ*; -0-
                           SUZAN ANDERSON*; -0-
--------------------------------------------------------------------------------

     --------------

     * The shares are issued to Aceia, LLC. Andrew T. Libby, Jr., Stephen M. Dorsett, Lawrence Berman, Jerry Katz and Suzan Anderson are the members of Aceia, LLC and, therefore, are regarded as the beneficial owners of the shares held by Aceia, LLC.


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CUSIP NO. 966245 10 2                   13D                   PAGE 3 OF 33 PAGES
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                         8.       Shared Voting Power
                                  ACEIA, LLC; -0-
                                  ANDREW T. LIBBY, JR.; 3,875,000
                                  STEPHEN M. DORSETT; 3,875,000
                                  LAWRENCE BERMAN; 3,875,000
                                  JERRY KATZ; 3,875,000
                                  SUZAN ANDERSON; 3,875,000
--------------------------------------------------------------------------------

                         9.       Sole Dispositive Power
                                  ACEIA, LLC; 3,875,000
                                  ANDREW T. LIBBY, JR.; -0-
                                  STEPHEN M. DORSETT; -0-
                                  LAWRENCE BERMAN; -0-
                                  JERRY KATZ; -0-
                                  SUZAN ANDERSON; -0-
--------------------------------------------------------------------------------

                         10.      Shared Dispositive Power
                                  ACEIA, LLC; -0-
                                  ANDREW T. LIBBY, JR.; 3,875,000
                                  STEPHEN M. DORSETT; 3,875,000
                                  LAWRENCE BERMAN; 3,875,000
                                  JERRY KATZ; 3,875,000
                                  SUZAN ANDERSON; 3,875,000
--------------------------------------------------------------------------------

11.        Aggregate Amount Beneficially Owned by Each
           Reporting Person
           ACEIA, LLC; 3,875,000
           ANDREW T. LIBBY, JR.; 581,250
           STEPHEN M. DORSETT; 823,437.5
           LAWRENCE BERMAN; 823,437.5
           JERRY KATZ; 823,437.5
           SUZAN ANDERSON; 823,437.5
--------------------------------------------------------------------------------

12.        Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares                                           [ ]
--------------------------------------------------------------------------------

13.        Percent of Class Represented by Amount of Row (11)
           ACEIA, LLC; 57.0%
           ANDREW T. LIBBY, JR.; 8.5%
           STEPHEN M. DORSETT; 12.1%
           LAWRENCE BERMAN; 12.1%
           JERRY KATZ; 12.1%
           SUZAN ANDERSON; 12.1%
--------------------------------------------------------------------------------


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CUSIP NO. 966245 10 2                   13D                   PAGE 4 OF 33 PAGES
--------------------------                                  --------------------

--------------------------------------------------------------------------------
14.        Type of Reporting Person
           ACEIA, LLC; OO (LIMITED LIABILITY COMPANY)
           ANDREW T. LIBBY, JR.; IN
           STEPHEN M. DORSETT; IN
           LAWRENCE BERMAN; IN
           JERRY KATZ; IN
           SUZAN ANDERSON; IN

--------------------------------------------------------------------------------


ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Whitewing Labs, Inc., a Delaware corporation ("Whitewing"). The address of the principal executive office of Whitewing is 15455 San Fernando Mission Boulevard, Suite 105, Mission Hills, California 91345.

ITEM 2.           IDENTITY AND BACKGROUND.

INFORMATION WITH RESPECT TO ACEIA, LLC:

         Item 2.  Name:
         ------
                           This Schedule 13D is filed by Aceia, LLC.

                           State of organization:

                           Delaware

                           Principal business:

                           The principal business of Aceia, LLC is the acquisition of equity interests and contribution of management, financial and operations expertise in other businesses with a view toward long term growth.

                           Address of principal business and principal office:

                           100 South Ashley Drive, Suite 870
                           Tampa, Florida 33602

         Item 2(d).        Criminal proceedings:
         ---------
                           None

         Item 2(e).        Civil proceedings:
         ---------
                           None



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CUSIP NO. 966245 10 2                   13D                   PAGE 5 OF 33 PAGES
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INFORMATION WITH RESPECT TO ANDREW T. LIBBY, JR.

         Item 2(a).        Name:
         ---------
                           This Schedule 13D is filed by Andrew T. Libby, Jr.

         Item 2(b).        Residence address:
         ---------
                           806 S. MacDill Ave.
                           Tampa, FL 33609

         Item 2(c).        Occupation:
         ---------
                           Andrew T. Libby, Jr. is the Chief Financial Manager of Aceia, LLC. Aceia, LLC's principal executive office is located at 100 South Ashley Drive, Suite 870, Tampa, Florida 33602. Aceia, LLC principally is engaged in the acquisition of equity interests and providing management, financial and operations expertise in other businesses with a view toward long term growth.

         Item 2(d).        Criminal proceedings:
         ---------
                           None

         Item 2(e).        Civil proceedings:
         ---------
                           None

         Item 2(f).        Citizenship:
         ---------
                           U.S.A.

INFORMATION WITH RESPECT TO STEPHEN M. DORSETT

         Item 2(a).        Name:
         ---------
                           This Schedule 13D is filed by Stephen M. Dorsett.

         Item 2(b).        Residence address:
         ---------
                           19325 Aqua Springs Drive
                           Lutz, FL 33549

         Item 2(c).        Occupation:
         ---------
                           Stephen M. Dorsett is the Chief Executive Manager of Aceia, LLC. Aceia, LLC's principal executive office is located at 100 South Ashley Drive, Suite 870, Tampa,



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CUSIP NO. 966245 10 2                   13D                   PAGE 6 OF 33 PAGES
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                           Florida 33602. Aceia, LLC principally is engaged in
                           the acquisition of equity interests and providing management, financial and operations expertise in other businesses with a view toward long term growth.

         Item 2(d).        Criminal proceedings:
         ---------
                           None

         Item 2(e).        Civil proceedings:
         ---------
                           None

         Item 2(f).        Citizenship:
         ---------
                           U.S.A.

INFORMATION WITH RESPECT TO LAWRENCE BERMAN

         Item 2(a).        Name:
         ---------
                           This Schedule 13D is filed by Lawrence Berman.

         Item 2(b).        Residence address:
         ---------
                           2943 W. Bayshore Court
                           Tampa, FL 33611

         Item 2(c).        Occupation:
         ---------
                           Lawrence Berman is the Chief Operations Manager of Aceia, LLC. Aceia, LLC's principal executive office is located at 100 South Ashley Drive, Suite 870, Tampa, Florida 33602. Aceia, LLC principally is engaged in the acquisition of equity interests and providing management, financial and operations expertise in other businesses with a view toward long term growth.

         Item 2(d).        Criminal proceedings:
         ---------
                           None

         Item 2(e).        Civil proceedings:
         ---------
                           None



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CUSIP NO. 966245 10 2                   13D                   PAGE 7 OF 33 PAGES
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         Item 2(f).        Citizenship:
         ---------
                           U.S.A.

INFORMATION WITH RESPECT TO JERRY KATZ

         Item 2(a).        Name:
         ---------
                           This Schedule 13D is filed by Jerry Katz.

         Item 2(b).        Residence address:
         ---------
                           3301 Bayshore Blvd., Suite 901
                           Tampa, FL 33629

         Item 2(c).        Occupation:
         ---------
                           Jerry Katz is a licensed insurance agent for Staywell Health Plan. Staywell Health Plan's principal executive office is located at 6800 N. Dale Mabry, Tampa, FL 33614. Staywell Health Plan principally is engaged in the sale of insurance products directly to the public.

         Item 2(d).        Criminal proceedings:
         ---------
                           None

         Item 2(e).        Civil proceedings:
         ---------
                           None

         Item 2(f).        Citizenship:
         ---------
                           U.S.A.

INFORMATION WITH RESPECT TO SUZAN ANDERSON

         Item 2(a).        Name:
         ---------
                           This Schedule 13D is filed by Suzan Anderson.

         Item 2(b).        Residence address:
         ---------
                           2676 Walnut Drive
                           Palm Harbor, FL 34683




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CUSIP NO. 966245 10 2                   13D                   PAGE 8 OF 33 PAGES
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         Item 2(c).        Occupation:
         ---------
                           Suzan Anderson is a Special Education schoolteacher at Nina Harris Special Development Center. Nina
                           Harris is located at 6000 70th Avenue N, Pinellas Park, FL 33781.

         Item 2(d).        Criminal proceedings:
         ---------
                           None

         Item 2(e).        Civil proceedings:
         ---------
                           None

         Item 2(f).        Citizenship:
         ---------
                           U.S.A.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Aceia, LLC purchased 3,875,000 shares of the common stock, $.001 par value per share, of Whitewing (the "Shares") in exchange for a cash payment of $310,000 (the "Purchase Price"). Aceia, LLC obtained the funds to pay the Purchase Price from its working capital.

ITEM 4.           PURPOSE OF TRANSACTION.

         Aceia, LLC purchased the Shares for investment purposes.

         (a)      Not applicable.

         (b) Aceia, LLC plans to use its best efforts to cause Whitewing to use a portion of the Purchase Price and to seek additional financings for the purpose of acquiring businesses within the nutrition industry in order to bolster Whitewing's cash flow and diversify its product mix. No such acquisitions have been identified at this time, and there can be no assurance that Aceia, LLC or Whitewing will be able to identify any such acquisitions on terms acceptable to Whitewing or at all or that the additional financing necessary to effectuate any such acquisitions will be available.

         (c)      Not applicable.

         (d) In connection with Aceia, LLC's purchase of the Shares, the composition of the Board of Directors of Whitewing was changed. Accordingly, the current Board of Directors consists of the following five members with two vacancies: Cynthia Kolke, William D. Fox, Andrew T. Libby, Jr., Stephen M. Dorsett and Lawrence Berman. Aceia, LLC has agreed to use its best efforts to ensure that the two vacancies on the Board of Directors are filled with and remain filled with "independent" directors, as defined by the Nasdaq Stock Market.


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CUSIP NO. 966245 10 2                   13D                   PAGE 9 OF 33 PAGES
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         Sub-items (e) - (j) are not applicable.

ITEM 5.           INTEREST IN SECURITIES OF WHITEWING LABS, INC.

         (a)      See Items 11 and 13 of the cover page attached hereto.

         (b)      See Items 7, 8, 9, and 10 of the cover page attached hereto.

         (c) During the sixty days preceding the filing of this Schedule 13D, other than the transactions of stock reported on this Schedule 13D, neither Aceia, LLC, Andrew T. Libby, Jr., Stephen M. Dorsett, Lawrence Berman, Jerry Katz nor Suzan Anderson has effected any transactions of the stock of Whitewing Labs, Inc.

         Sub-items (d) and (e) are not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF WHITEWING LABS, INC.

         Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Agreement Relating to the Filing of a Joint Acquisition Statement as Required by Rule 13d-1(k)(1), dated as of June 13, 2001, by and among Aceia, LLC, Andrew T. Libby, Jr., Stephen M. Dorsett, Lawrence Berman, Jerry Katz and Suzan Anderson, attached hereto as Exhibit "A"; Securities Purchase Agreement, dated as of June 5, 2001, between Whitewing Labs, Inc. and Aceia, LLC, attached hereto as Exhibit "B".



                        [signatures follow on next page]







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CUSIP NO. 966245 10 2                   13D                  PAGE 10 OF 33 PAGES
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      After reasonable inquiry and to the best of my knowledge and belief,
      I certify that the information set forth in this statement is true, complete and correct.

                                   Aceia, LLC


Dated: June 14, 2001           By: /s/ Andrew T. Libby, Jr.
       -------------               ---------------------------------------------
                                   Andrew T. Libby, Jr., Chief Financial Manager



Dated: June 14, 2001           By: /s/ Andrew T. Libby, Jr.
       -------------               ---------------------------------------------
                                   Andrew T. Libby, Jr.



Dated: June 14, 2001           By: /s/ Stephen M. Dorsett
       -------------               ---------------------------------------------
                                   Stephen M. Dorsett



Dated: June 14, 2001           By: /s/ Lawrence Berman
       -------------               ---------------------------------------------
                                   Lawrence Berman



Dated: June 14, 2001           By: /s/ Jerry Katz
       -------------               ---------------------------------------------
                                   Jerry Katz



Dated: June 14, 2001           By: /s/ Suzan Anderson
       -------------               ---------------------------------------------
                                   Suzan Anderson




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CUSIP NO. 966245 10 2                   13D                  PAGE 11 OF 33 PAGES
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                            EXHIBIT A TO SCHEDULE 13D

















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CUSIP NO. 966245 10 2                   13D                  PAGE 12 OF 33 PAGES
--------------------------                                  --------------------


                               AGREEMENT RELATING


                                 TO THE FILING
                        OF A JOINT ACQUISITION STATEMENT
                        AS REQUIRED BY RULE 13d-1(k)(1)
                        UNDER THE SECURITIES ACT OF 1933


         THIS AGREEMENT, dated as of June 13, 2001, is made by and among, ACEIA, LLC, a Delaware limited liability company (the "Company"), ANDREW T. LIBBY, JR., STEPHEN M. DORSETT, LAWRENCE BERMAN, JERRY KATZ AND SUZAN ANDERSON.

                             BACKGROUND INFORMATION

         On June 5, 2001, the Company acquired 3,875,000 shares of the common stock of Whitewing Labs, Inc., a Delaware corporation and a reporting company under the Securities Exchange Act of 1934 (the "Shares"). Andrew T. Libby, Jr., Stephen M. Dorsett, Lawrence Berman, Jerry Katz and Suzan Anderson are all of the members of the Company (each a "Member" and collectively the "Members") and are deemed the beneficial owners of the Shares. Each Member is required to file a statement containing the information required by Schedule 13D, pursuant to
Section 13(d) of the Securities Act of 1933 and the rules and regulations promulgated thereunder, with respect to the same securities. Accordingly, the parties agree as follows.

                              OPERATIVE PROVISIONS

         1 Joint Filing of Schedule 13D: The Company and the Members agree to jointly file Schedule 13D with respect to the Company's direct ownership and each Member's beneficial ownership of the Shares.

         2 Representations and Warranties of the Company: The Company represents and warrants to the Members the following:

         a. The Company is individually eligible to use Schedule 13D;

         b. The Company is responsible for the timely filing of the Schedule 13D and any amendments thereto;

         c. The Company is responsible for the completeness and accuracy of the information contained in the Schedule 13D concerning the Company; and

         d. The Company understands that it is not responsible for the completeness or accuracy of the information contained in the Schedule 13D concerning the Members except if it knows or has reason to believe that such information is inaccurate.

         3 Representations and Warranties of the Members: Each Member represents and warrants to the Company and to each other Member the following:

         a. The Member is individually eligible to use Schedule 13D;





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CUSIP NO. 966245 10 2                   13D                  PAGE 13 OF 33 PAGES
--------------------------                                  --------------------


         b. The Member is responsible for the timely filing of the Schedule 13D and any amendments thereto;

         c. The Member is responsible for the completeness and accuracy of the information contained in the Schedule 13D concerning the Member; and

         d. The Member understands that he or she is not responsible for the completeness or accuracy of the information contained in the Schedule 13D concerning the Company or any other Member except if he or she knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                   Aceia, LLC


Dated: June 14, 2001           By: /s/ Andrew T. Libby, Jr.
       -------------               ---------------------------------------------
                                   Andrew T. Libby, Jr., Chief Financial Manager



Dated: June 14, 2001           By: /s/ Andrew T. Libby, Jr.
       -------------               ---------------------------------------------
                                   Andrew T. Libby, Jr.



Dated: June 14, 2001           By: /s/ Stephen M. Dorsett
       -------------               ---------------------------------------------
                                   Stephen M. Dorsett



Dated: June 14, 2001           By: /s/ Lawrence Berman
       -------------               ---------------------------------------------
                                   Lawrence Berman



Dated: June 14, 2001           By: /s/ Jerry Katz
       -------------               ---------------------------------------------
                                   Jerry Katz



Dated: June 14, 2001           By: /s/ Suzan Anderson
       -------------               ---------------------------------------------
                                   Suzan Anderson



                                       13